Exhibit 99.2

argenx Expands Capabilities In Antibody Engineering Through Key Technology Partnerships

-     New partnerships with Chugai and the Clayton Foundation for Research provide access to innovative antibody engineering technologies

-     Extension of Halozyme collaboration supports long-term commitment to subcutaneous delivery options for patients

October 6, 2020

Breda, the Netherlands / Ghent, Belgium – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer, today announced the expansion of its technology capabilities in antibody engineering through new partnerships with Chugai and the Clayton Foundation. The Company is also broadening its collaboration with Halozyme to enable subcutaneous delivery for three additional current or future argenx products candidates. Through these partnerships, argenx gains access to innovative technologies to advance its differentiated pipeline and strengthen its position as a leader in immunology.

“Our Immunology Innovation Program, through which we partner with leading academic researchers, has been foundational in building our pipeline. In keeping with our commitment to expand and strengthen this program, we continue to make investments in our portfolio of antibody technologies. These new partnerships are a key part of the strategy to broaden our capabilities in antibody engineering in order to address new targets and develop first-in-class medicines for patients who need them,” commented Hans de Haard, Ph.D., Chief Scientific Officer of argenx. “Additionally, we announced the extension of our collaboration with Halozyme to secure our ability to offer subcutaneous delivery of current and future pipeline candidates. We are on a mission to improve the lives of people suffering from severe autoimmune diseases and cancer and believe that this long-term collaboration will allow us to reach the greatest number of patients.”

New Antibody Engineering Research Agreements

argenx has entered into two new research agreements to broaden its antibody engineering capabilities. Through these agreements, argenx can access world-class Fc engineering technologies to expand the therapeutic properties of future antibody candidates that emerge from its Immunology Innovation Program. The technologies will complement argenx’s current portfolio of Fc engineering technologies (NHANCE®, ABDEG™, POTELLIGENT®) and enable the Company to further differentiate and expand its pipeline of antibody candidates.

-	argenx and Chugai have entered into a research license and option agreement under which argenx may access Chugai’s SMART-Ig® (“Recycling Antibody” and part of “Sweeping Antibody” technology) and ACT-Ig® (Antibody half-life extending technology).

-	argenx and the Clayton Foundation have entered into a non-exclusive research agreement under which argenx may access the Clayton Foundation’s proprietary DHS mutations to extend the serum half-life of therapeutic antibodies.

Expansion of Access to Halozyme’s ENHANZE® Technology

argenx and Halozyme are expanding the existing global collaboration and license agreement that was signed in February 2019. Under the newly announced expansion, argenx gained the ability to access Halozyme’s ENHANZE® drug delivery technology for three additional exclusive targets upon nomination bringing the total to six potential targets under the collaboration. To date, two targets have been nominated including the human neonatal Fc receptor FcRn and complement component C2.

ENHANZE® has demonstrated across five FDA-approved products the ability to remove traditional limitations on the volume of biologics that can be delivered subcutaneously, potentially shortening drug administration time, reducing healthcare practitioner time, and offering additional flexibility and convenience for patients.

For more information about innovation at argenx, please visit the Company’s website at www.argenx.com/innovation.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx is translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines in early and late stages of clinical development. argenx is evaluating efgartigimod in multiple serious autoimmune diseases, and cusatuzumab in hematological cancers in collaboration with Janssen. argenx is also advancing several earlier stage experimental medicines within its therapeutic franchises. argenx has offices in Belgium, the United States and Japan. For more information, visit www.argenx.com and follow us on LinkedIn at https://www.linkedin.com/company/argenx/.

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” and include statements argenx makes concerning the intended benefits of its partnerships and the therapeutic potential of its product candidates. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

For further information, please contact:

Beth DelGiacco, Vice President, Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

jcomijn@argenx.com